SECURITIES AND EXCHANGE COMMISSION
                        Washington D.C.  20549


                             SCHEDULE 13D
                           Amendment No. 7

              Under the Securities Exchange Act of 1934

                Decade Companies Income Properties -
                        a Limited Partnership
                           (Name of Issuer)

                    Limited Partnership Interests
                    (Title of Class of Securities)

                                  None
                            (CUSIP Number)


                        Jeffrey L. Keierleber
                         c/o Decade Companies
                              Suite 140
                     250 North Patrick Boulevard
                     Brookfield, Wisconsin 53045
                             414-792-9200
     (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                           With a copy to:
                       Conrad G. Goodkind, Esq.
                         Quarles & Brady LLP
                      411 East Wisconsin Avenue
                     Milwaukee, Wisconsin  53202
                            (414) 277-5000

                           February 5, 1999

       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

                             SCHEDULE 13D


I.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Jeffrey L. Keierleber

II.  Check the Appropriate Box if a Member of a Group
     (a)  [X]  (b)  [ ]

III. SEC Use Only

IV.  Source of funds
          PF

V.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
      [ ]

VI.  Citizenship or Place of Organization
          United States

     Number of Shares Beneficially Owned by Each Reporting Person
     With:

VII. Sole Voting Power
          2,325.70

VIII.     Shared Voting Power
          -0-

IX.  Sole Dispositive Power
          2,325.70

X.   Shared Dispositive Power
          -0-

XI.  Aggregate Amount Beneficially Owned by Each Reporting Person
          2,333.70 (includes 8 interests owned by Decade
          Properties, Inc.)

XII. Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares
          [ ]

XIII.     Percent of Class Represented by Amount in Row (11)
          17.5%

XIV. Type of Reporting Person
          IN

                             SCHEDULE 13D

I.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Decade Properties, Inc.

     39-1375152

II.  Check the Appropriate Box if a Member of a Group
     (a)  [X]  (b)  [ ]

III. SEC Use Only

IV.  Source of funds
     WC

V.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
      [  ]

VI.  Citizenship or Place of Organization
          Wisconsin

     Number of Shares Beneficially Owned by Each Reporting Person
     With:

VII. Sole Voting Power
           8

VIII. Shared Voting Power
          -0-

IX.  Sole Dispositive Power
           8

X.   Shared Dispositive Power
          -0-

XI.  Aggregate Amount Beneficially Owned by Each Reporting Person
          8   (Does not include interests held directly by Jeffrey
          Keierleber)

XII. Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares
     [  ]

XIII. Percent of Class Represented by Amount in Row (11)
          .0597%   (Does not include interests held directly by
          Jeffrey Keierleber)

XIV. Type of Reporting Person
          CO

ITEM 1.  SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

          Decade Companies Income Properties -
          A Limited Partnership ("DCIP")
          c/o Decade Companies
          250 Patrick Boulevard, Suite 140
          Brookfield, Wisconsin 53045

Title of Security to which this statement relates:

          Limited Partnership Interests ("Interests")

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c). This Amendment No. 7 to Schedule 13D is filed jointly on behalf of Jeffrey L. Keierleber, an individual with a business office at 250 Patrick Boulevard, Brookfield, Wisconsin 53045, and Decade Properties, Inc., a Wisconsin corporation, with offices at 250 Patrick Boulevard, Brookfield, Wisconsin 53045. Mr. Keierleber is the president, sole director, and sole shareholder of Decade Properties, Inc., and the individual general partner of Decade Companies, and is principally employed as the president of Decade Properties, Inc. and general partner of numerous partnerships affiliated with or sponsored by Decade Companies, including DCIP.

(d) and (e). During the last five years Mr. Keierleber and to the knowledge of Decade Properties, Inc., any of Decade Properties, Inc.'s officers and directors have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  Mr. Keierleber is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

For transactions executed on or sixty days before February 5, 1999, and any transactions thereafter, the total purchase price of Interests by Mr. Keierleber was $50,793.05, which was paid from personal funds (as set forth in the Schedule below).


     Purchases on or 60 Days Before February 5, 1999 and Any Purchases
Thereafter


                                     Number of
       Owner             Date        Interests            Purchase price            Total Paid

Jeffrey Keierleber        12/11/98           24.00     $550.00 per Interest            $ 13,200.00

Jeffrey Keierleber        12/17/98           15.41     $550.00 per Interest               8,475.50

Jeffrey Keierleber        12/30/98            5.00     $550.00 per Interest               2,750.00

Jeffrey Keierleber        12/30/98            2.00     $620.44 per Interest               1,240.87

Jeffrey Keierleber        01/08/99            2.64     $562.42 per Interest               1,484.78

Jeffrey Keierleber        01/15/99           16.00     $550.00 per Interest               8,800.00

Jeffrey Keierleber        01/29/99            8.30     $595.41 per Interest               4,941.90

Jeffrey Keierleber        02/05/99           18.00     $550.00 per Interest               9,900.00

     Total                                   91.35                                      $50,793.05



ITEM 4.  PURPOSE OF THE TRANSACTION.

Mr. Keierleber is the individual general partner of Decade Companies, the general partnership that is the general partner of DCIP, and, prior to the transactions described above, already controlled and managed DCIP. The purpose of the above transactions, therefore, was the general periodic accumulation of Interests.

No material changes in the issuer's assets, business or structure are contemplated by Mr. Keierleber or Decade Properties, Inc. and no transactions of the type in Items (a)-(j) are contemplated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). Following his February 5, 1999 purchase of Interests, Mr. Keierleber beneficially owns, and has the sole power to vote and dispose, 2,333.70 Interests (or approximately 17.5% of the outstanding Interests) (such total includes eight Interests held by Decade
Properties, Inc.)

(c).  The table in Item 3 sets forth all transactions by Mr.
Keierleber or Decade Properties, Inc. with respect to the Interests during the 60 days preceding February 5, 1999, and any transactions thereafter, and is incorporated herein by reference.

(d). Decade Properties, Inc., a joint filer, holds, directly and indirectly, eight of the outstanding Interests.

(e).  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Settlement Agreement, which has been filed as an exhibit to the Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Mr. Keierleber or Decade Properties, Inc. and any other person with respect to any securities of DCIP.

In December 1996, DCIP and Decade Companies brought an action in federal court against Arnold Leas, Wellington Management Corporation, and WMC Realty, Inc. for injunctive and other relief based on asserted securities laws violations and other claims arising from a proxy statement and other filings by Mr. Leas and Wellington Management Corporation.

The lawsuit was dismissed pursuant to a settlement agreement dated March 13, 1997, between the parties. Pursuant to the settlement agreement, Mr. Keierleber and Mr. Leas (and their affiliates) agreed that for a period of ten years from March 13, 1997, neither they nor any affiliate will: (a) acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities (including partnership interests) or direct or indirect rights or options to acquire any securities of any Decade or Wellington sponsored partnership or an affiliate of the parties, as the case may be; (b) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission) or seek to advise or influence any person or entity with respect to the voting of any voting securities of any Decade or Wellington sponsored partnership or an affiliate; (c) form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to any voting securities of any Decade or Wellington sponsored partnership or an affiliate; or (d) otherwise act, alone or in concert with others, to seek to control or influence the management, the general partner or policies of any Decade or Wellington sponsored partnership or an affiliate.

A copy of the settlement offer was filed as Exhibit 1 to the Schedule 13D filed July 28, 1997 by Decade Properties, Inc. and Mr. Keierleber, and the terms are incorporated by reference.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                              DECADE PROPERTIES, INC.


                              By: /s/ Jeffrey L. Keierleber
                                 Jeffrey L. Keierleber, President

                              JEFFREY L. KEIERLEBER
                                  /s/ Jeffrey L. Keierleber


February 5, 1999